Exhibit 99.2



Li Auto

Li Auto Inc.

Climate-Related Disclosures Report 2025

Content

About this Report

Report Overview

This is the first Climate-Related Disclosures Report (the "Report") published by Li Auto Inc. (a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability). It presents the actions and performance that address climate change and demonstrate our commitment to climate resilience and long-term sustainable development across Li Auto Inc., as well as its major subsidiaries and consolidated affiliated entities listed in its Annual Report (collectively the "Company," "Li Auto," or "we").

Standards for Reference

This Report has been prepared with reference to Appendix C2 of the *Main Board Listing Rules of the Stock Exchange of Hong Kong Limited* (hereinafter referred to as "HKEX"), namely the *Environmental, Social and Governance Reporting Code* (hereinafter referred to as *ESG Code)*, as well as the *IFRS S2 Climate-related Disclosures* (hereinafter referred to as *IFRS S2)* issued by the International Sustainability Standards Board (ISSB). The Report also incorporates the United Nations Sustainable Development Goals (UN SDGs) as part of its framework.

Approval and Access

This Report was reviewed and approved by the Board of Directors on April 10, 2026. The Board is responsible for the truthfulness and validity of the information contained herein. The Report is available in Simplified Chinese, Traditional Chinese and English, which can be downloaded from the HKEXnews website (www.hkexnews.hk) and our IR website (https://ir.lixiang.com). If there is any inconsistency, the Simplified Chinese version shall prevail.

Reporting Scope

Unless stated otherwise, the Report covers Li Auto Inc. and its major subsidiaries and consolidated affiliated entities listed in its Annual Report. The reporting period is January 1, 2025 to December 31, 2025 (the "reporting period," "2025").

Data Notes

All the data included in this Report was sourced from the Company's official documents and statistical and financial reports. Where necessary, other climate-related information was compiled, aggregated, and reviewed through internal procedures. All monetary figures are presented in RMB unless stated otherwise. Due to rounding, figures may not add up to the totals shown.

Disclaimer

This Report contains certain forward-looking statements, which may be identified by terms such as "will," "expect," or "future." These statements are subject to inherent risks and uncertainties. They are based solely on information available during the preparation of the Report, on which the relevant assumptions, estimates, and projections are based, and reflect the Company's reasonable expectations of potential future developments. Li Auto does not undertake any obligation to update the forward-looking statements contained in this Report, nor shall it be held liable for any discrepancies arising from new information, future events, or other circumstances.

Contributions to the UN SDGs

7 AFFORDABLE AND CLEAN ENERGY

Net-Zero-Ready

Making all our vehicle production facilities, office sites, stores, product decarbonization technologies, and charging network net-zero-ready by 2040 or sooner.

Clean Energy Applications

Increasing the proportion of clean energy used at our manufacturing bases, actively expanding the deployment of photovoltaic systems and the procurement of green electricity in order to integrate clean energy deeply into our operations.

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

Industrial Innovation and Upgrading

Maintaining strict adherence to independent R&D, in-house manufacturing, vertical integration, and continuous innovation in order to develop sustainable infrastructure that withstands natural hazards.

Increasing the use of clean, environmentally friendly technologies to improve resource efficiency and enhance long-term industrial sustainability.

Expanding the construction of the charging network infrastructure, thereby providing a larger user base with convenient and efficient energy replenishment services.

11 SUSTAINABLE CITIES AND COMMUNITIES

Justice Transition

Providing both users and society at large with a wider range of safe and convenient new energy products.

Providing smarter, more efficient, and greener mobility solutions and transition strategies in the transport sector.

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

Sustainable Value Chain

Embedding sustainable lifecycle pathways across product R&D and design, upstream supply, manufacturing, product sales, product use, and recycling & disposal; designing and manufacturing eco-friendly, low-carbon products through design optimization and environmentally friendly materials, thereby forming a responsible value chain.

13 CLIMATE ACTION

Climate Targets

Reducing Scope 1 and Scope 2 absolute greenhouse gas emissions by more than 90% within operational scope; reducing the intensity of greenhouse gas emissions per vehicle in Scope 3 by over 90% by 2050, using 2024 as the baseline year.

Product Carbon Footprint

Conducting regular comprehensive assessments of the carbon footprint of our products and keep accurate records; participating in the discussion and formulation of national and industry standards for product carbon footprint and greenhouse gas accounting.

17 PARTNERSHIPS FOR THE GOALS

Partnerships

Engaging in industry exchanges and partnership collaborations on a global scale; through online, offline, and specialized activity formats, carrying out partner empowerment projects, promoting environmentally friendly technologies, and contributing to the achievement of sustainable development goals.

01
Governance



1.1 Climate Governance Framework

Climate change has become one of the most consequential issues that companies are facing today. While it poses systemic global risks, climate change also creates opportunities for businesses that can adapt and participate in the transition toward a more sustainable future. Recognizing the strategic importance of climate change, Li Auto has established a clear, well-structured and highly efficient climate governance framework. This framework ensures that climate-related risks and opportunities are embedded in our strategic planning, risk management processes, and daily operations. Our governance framework outlines responsibilities from the Board of Directors to individual business functions, enabling coherent decision-making and the effective execution of our climate strategy.

Li Auto Climate Governance Framework

Board of Directors	Establishes the Company's climate governance framework and management mechanisms.
Audit Committee	Monitors the key performance indicators, targets, standards set and performance achieved on climate change matters by the Company. Assesses, reviews, reports and makes recommendations, at least once a year or as and when required, to the Board on the effectiveness of the Company's policies, practices, targets and performance in respect of climate change matters.
ESG Working Group	Serves as the key department aligning strategy with execution, determines and cascades climate-related targets, and identifies and manages climate-related risks – composed of business unit leaders and senior management.
Climate Change and Carbon Neutrality Task Force	Drives the implementation of specific action plans by business units, collects data on the fulfillment of metrics and objectives, and participates in annual review meetings.

Board of Directors

The Board incorporates sustainability considerations into its annual strategic planning review process. It seeks a thorough understanding of climate-related developments and their impact on the Company's operations by continuously monitoring the latest developments in domestic and international sustainability disclosure standards, such as the HKEX *ESG Code* and *IFRS S2*, and by drawing on regular reports from the Audit Committee. Based on this knowledge, the Company proactively integrates climate-related risks and opportunities into its business decisions and strategic planning. Through regular briefings from the ESG Working Group, ongoing supervision and a dynamic evaluation mechanism, the Company ensures that climate change factors are fully embedded in corporate strategy implementation, major transaction decisions, and the entire risk management process, while maintaining strategic flexibility and forward-looking capability in the face of uncertainty. Currently, the Company has integrated climate-related issues into senior management's performance objectives and assessments and has been actively advancing related initiatives.

As the Company's highest body responsible for climate governance, the Board is primarily in charge of establishing the Company's climate governance framework and management mechanisms. Board members possess expertise in areas such as corporate governance, climate strategy and financial planning, risk management, and internal control and audit. The Company also organizes regular training sessions on climate change topics to address evolving external environments and internal needs. These sessions continuously enhance the Board members' forward-looking perspective, decision-making capability and management proficiency, thereby providing solid support for the Company's climate change efforts. During the reporting period, Li Auto organized a board training session on climate change, covering policy review and development trends.

The Board's specific functions in addressing climate change include:

Approval and Authorization

Approves the Company's overall climate governance framework, as well as its medium- and long-term climate strategies and targets.

Supervision and Guidance

Supervises climate-related risks and opportunities at least once a year during board meetings to ensure that the framework and management mechanisms operate in a compliant and effective manner.

Resource Assurance

Ensures that the necessary resources are provided for implementing the Company's climate strategy.



Audit Committee

The Audit Committee is responsible for reviewing and supervising climate-related and other ESG matters. Its responsibilities regarding ESG and climate change matters are outlined in the Audit Committee Charter of Li Auto.

Strategic Review

Reviews climate strategies and management systems submitted by the ESG Working Group to ensure that they align with the Company's overall business development goals, risk appetite, and long-term value creation priorities.

Performance Supervision

Conducts at least one dedicated review, or more if needed, annually to evaluate progress toward key climate targets, and submits independent opinions to the Board.

Information Tracking and Disclosure Review

Closely monitors updates to the HKEX *ESG Code*, *IFRS S2*, and other domestic and international sustainability disclosure standards, and supervises climate-related information in external disclosure reports to ensure completeness, accuracy, and regulatory compliance.

Internal Communication

Collaborates with the ESG Working Group and the Climate Change and Carbon Neutrality Task Force to implement ESG strategies effectively at all organizational levels, from strategy to operations.

Risk and Opportunity Assessment

Guides and supervises the assessment of climate-related risks and opportunities.

Audit Committee Background

Members	Experience in Overseeing and Addressing Climate-Related Risks and Opportunities
Prof. XIAO Xing	She has served as an independent non-executive director of the Company since August 2021. She has been a faculty member in the Department of Accounting at the School of Economics and Management at Tsinghua University since April 1997. She continuously focuses on matters related to the Company's climate information disclosure and participates in research related to corporate governance, climate financial planning, and financial accounting.
Mr. JIANG Zhenyu	He has served as an independent non-executive director of the Company since August 2021. He has over 15 years of experience in financial management and legal practice, which he contributes to the Company's compliance with climate-related management and climate-related financial impact regulations.
Mr. ZHAO Hongqiang	He has served as an independent non-executive director of the Company since July 2020. He possesses experience in finance and risk management and actively participates in corporate governance and climate financial planning. He also provides relevant guidance on climate-change matters.



ESG Working Group

The ESG Working Group serves as the central unit aligning strategy with execution. Its responsibilities include:

Target Setting

Establishes the Company's overall climate strategy objectives.

Target Breakdown

Breaks down the Company's climate strategy objectives into actionable measures and quantitative KPIs for each business department, and supervises the implementation of climate-related strategies and targets.

Regular Reporting

Collects climate-related reports submitted by the Climate Change and Carbon Neutrality Task Force, verifies the information, and reports it to the Board.

Risk Identification

Coordinates the identification of climate-related risks and opportunities, performs quantitative climate-related risk assessments, establishes response mechanisms, and provides regular reports to the Board.

Climate Change and Carbon Neutrality Task Force

The Climate Change and Carbon Neutrality Task Force drives business units to implement specific action plans. Its responsibilities include:

Cross-department Coordination

Removes bottlenecks and ensures that all departments implement strategies on schedule.

Regular Review

Verifies each department's progress toward its goals and submits reports to ESG Working Group.

Annual Review

Consolidates data on departmental performance against indicators, prepares an annual summary and target recommendations, and participates in annual review meetings.



02

Strategy



2.1 Identifying Climate-Related Risks and Opportunities

During the reporting period, the Company systematically identified, prioritized, and managed significant physical risks, transition risks, and transition opportunities affecting its operations, in accordance with the HKEX *ESG Code*, *IFRS S2*, and other relevant requirements, based on its business model and the various stages of its value chain (see Section 3: Risk Management). In response, the Company has taken optimization and transition actions in order to address potential challenges and capture sustainable development opportunities. The Company's value chain proposition is shown in the right figure.

Li Auto Value Chain Proposition


Product R&D and Design
Upstream Supply
Manufacturing
Recycling and Disposal
Product Use
Product Sales

Physical Risks

Physical risks refer to risks arising from event-driven risks caused by climate change, such as flooding and heavy rainfall, tropical cyclones, and wildfires, or from long-term shifts in climate patterns, such as heatwaves, water stress, and sea-level rise. Physical risks may have financial impacts on a company, including direct asset losses or indirect impacts resulting from supply chain disruptions.

Risk Type	Impact Factor	Impact on the Company's Business Model and Value Chain	Main Value Chain Stages Affected	Main Financial Impacts	Period of Impact[1] Short term	Medium term	Long term
Acute Risks	Extreme Weather	Impact production continuity, facility operational stability, asset lifespan, and supply chain continuity, thereby directly or indirectly impacting the Company's asset value, profitability, and other financial metrics.	Upstream supply; Manufacturing; Product sales; Product use	Asset impairment; increased operating costs	●	●	
Chronic Risks	Long-Term Natural Risks	Directly or indirectly affect infrastructure located in climate-sensitive and water-stressed areas, such as production and operational facilities; increase expenses such as electricity and labor costs; and affect employees' occupational health.	Manufacturing	Increased operating costs; asset impairment			●



- Product R&D and design
- Upstream supply
- Manufacturing
- Product sales
- Product use
- Recycling and disposal

[1] Short term refers to 1–2 years, medium term refers to 3–5 years, and long term refers to more than 5 years.

Transition Risks

Transition risks refer to the wide-ranging policy, legal, technological, and market changes that companies may face during the transition to a low-carbon economy in response to climate change mitigation and adaptation requirements. Depending on the nature, pace, and focus of these changes, transition risks may expose companies to varying degrees of financial and reputational risks.

Risk Type	Impact Factor	Impact on the Company's Business Model and Value Chain	Main Value Chain Stages Affected	Main Financial Impacts	Period of Impact: Short term	Period of Impact: Medium term	Period of Impact: Long term
Policy Risks	Existing and Emerging Climate-Related Policies	As green policies are introduced and strengthened in China and abroad, businesses may come under greater pressure to conserve energy, protect the environment, reduce carbon emissions, and minimize their product's carbon footprint. If the Company or its suppliers are part of a carbon pricing mechanism, they will incur additional costs for allowance settlement, which will increase their compliance costs. The Company may also face cost pressures from suppliers due to rising compliance procurement costs in the supply chain.	Upstream supply; Manufacturing	Increased procurement, operating, and compliance costs	●	●	●
Market Risks	Market Changes across Industry Chain	Rising prices of raw materials and energy resources increase product costs and prices, affecting products' market acceptance. The limited number of upstream suppliers and products that meet green and low-carbon standards leads to an undersupply of related components.	Product R&D and design; Upstream supply; Product sales	Increased procurement costs; reduced revenue	●	●	
Technology Risks	Technology Iteration and R&D	The new energy industry experiences rapid technological updates, requiring continuous increases in R&D investment to meet growing user demands. The transition to low-carbon economy also necessitates upgrades to traditional manufacturing equipment and processes, which could lead to higher costs and asset impairment.	Product R&D and design; Upstream supply; Product sales	Increased operating costs; reduced revenue; asset impairment	●	●	●
Reputational Risks	Stakeholder Expectations	With the increasing attention and importance placed on climate topics, inadequate responses to climate change may lead to negative evaluations of the Company and impair its brand value.	Product sales	Decreased brand value; reduced revenue	●	●	●

- Product R&D and design
- Upstream supply
- Manufacturing
- Product sales
- Product use
- Recycling and disposal

Transition Opportunities

Transition opportunities refer to climate-related opportunities created for organizations through efforts to mitigate and adapt to climate change.

Opportunity Type	Impact Factor	Impact on the Company's Business Model and Value Chain	Main Value Chain Stages Affected	Main Financial Impacts	Period of Impact: Short term	Medium term	Long term
Policy Opportunities	Existing and Emerging Climate-Related Policies	The European Union has introduced multiple subsidy and tax incentive policies for new energy vehicles. Through carbon-credit trading mechanisms, carbon-credit policies may generate revenue for the Company.	Product R&D and design; Manufacturing	Increased revenue	●	●	●
Technology Opportunities	Energy Sources, Resource Efficiency	Through more efficient circular economy models and product-process design, enterprises can improve the recycling efficiency of vehicle products and components. At the same time, the rapid development and scaling of low-carbon technologies may lead to reduced application costs through the use of green electricity, low-carbon raw materials, and high-efficiency batteries.	Product R&D and design; Upstream supply; Manufacturing; Recycling and disposal	Lower procurement costs; lower operating costs		●	●
Product and Service Opportunities	User Demand	As user preferences for products and services shift, offering a wider range of low-carbon new energy vehicle products, as well as green, smart, and convenient mobility solutions, may help increase our global market share.	Product R&D and design; Manufacturing; Product sales	Increased revenue	●	●	●
Market Opportunities	Forward-Looking Investment	In the context of the accelerating global transition to Net Zero, continued investment in low-carbon technology R&D and development of capabilities for products and services help capture emerging market opportunities.	Product R&D and design; Manufacturing; Product sales	Increased revenue		●	●
Climate Resilience	Comprehensive Risk Resilience	Through collaboration with value chain partners to explore diverse resource alternatives and sustainable development pathways, the Company can strengthen the resilience of its operations and value chain and support its long-term steady growth.	Product R&D and design; Upstream supply; Manufacturing; Product sales	Increased enterprise value; increased revenue			●

Product R&D and design

Upstream supply

Manufacturing

Product sales

Product use

Recycling and disposal

2.2 Financial Impact of Climate-Related Risks and Opportunities

2.2.1 Selection of Climate Scenarios

Climate scenario analysis is a forward-looking method used to evaluate how various economic development and energy usage pathways could influence future outcomes. By modeling these possible trajectories, companies can better identify where climate-related risks and opportunities may arise. To evaluate the potential impact of physical risks as well as transition risks and opportunities on the Company under various climate scenarios, Li Auto draws on two internationally recognized sources: the Shared Socioeconomic Pathways (SSP) framework developed by the Intergovernmental Panel on Climate Change (IPCC) and the Global Energy and Climate (GEC) model published by the International Energy Agency (IEA) in the *World Energy Outlook 2024*.

In this report, physical risks are assessed under the IPCC SSP5-RCP8.5 and IPCC SSP1-RCP2.6 scenarios, while transition risks and opportunities are evaluated under the IEA Stated Policies Scenario (IEA STEPS), IEA Announced Pledges Scenario (IEA APS), and IEA Net Zero Emissions by 2050 Scenario (IEA NZE) scenarios.

Climate Scenarios Used for Physical Risks Assessment in this Report

High Emission Scenario
IPCC SSP5-RCP8.5

Scenario Description
This is a relatively pessimistic future pathway that reflects potential challenges of climate change if current greenhouse gas emissions trends remain unchanged. This scenario provides a basis for evaluating exposure under more extreme conditions for physical-risk assessment.

Key Characteristics
The rapid economic growth being experienced is driven by the use of fossil fuels, and there has been no significant intervention in climate policy.

End-of-Century Temperature Rise
Approximately 4.4℃

Low Emission Scenario
IPCC SSP1-RCP2.6

Scenario Description
This is a relatively optimistic pathway that requires global cooperation and strong policy support. It calls for rapid action to reduce greenhouse gas emissions in order to keep the increase in the global average temperature within 2 ° C above pre-industrial levels.

Key Characteristics
Rapid technological progress and effective green policy implementation are driving the global transition toward a low-carbon economy.

End-of-Century Temperature Rise
Approximately 2℃

Long-Term Average Warming Level under Various Scenarios


Warming Level (℃)
IPCC SSP5-RCP8.5
IPCC SSP1-RCP2.6
5
4
3
2
1
0
2000
2050
2100

Climate Scenarios Used for Transition Risks and Opportunities Assessment in this Report

High Emission Scenario

IEA STEPS

Scenario Description

It includes energy, climate, and industry-related policies that have been implemented or announced. However, it assumes that policy targets may not be fully achieved on schedule, which introduces uncertainties.

Key Characteristics

Continuation of existing policies

End-of-Century Temperature Rise

Approximately 2.4℃

Medium Emission Scenario

IEA APS

Scenario Description

This scenario reflects a detailed analysis of national policies and assumes that all countries will achieve their declared energy and climate targets, including long-term net-zero goals and Nationally Determined Contributions (NDCs), in a timely manner.

Key Characteristics

Achievement of existing commitments

End-of-Century Temperature Rise

Approximately 1.7℃

Low Emission Scenario

IEA NZE

Scenario Description

This scenario represents a more stringent policy pathway aligned with achieving net-zero emissions from the energy sector globally by 2050. This scenario corresponds to limiting long-term global warming to 1.5℃ .

Key Characteristics

Achievement of net-zero emissions by 2050 and the 1.5℃ target

End-of-Century Temperature Rise

Approximately 1.5℃

Long-Term Average Warming Level under Various Scenarios


Warming Level (℃)
3
2
1
0
2000
2020
2040
2060
2080
2100
Historical Data
IEA STEPS
IEA APS
IEA NZE

2.2.2 Scenario Analysis Conclusions

Overview

We adopt a screening method for the scenario analysis that progresses from a "long list of risks" to a "risk assessment model" and then to a refined "short list of risks." In specific, we develop a risk assessment model by integrating multiple sources of information, including the Company's operating context, industry observations, and authoritative databases. This model identifies climate-related risks and opportunities that may have a material impact on the Company and determines the appropriate climate scenarios for evaluation.

Climate-Related Risks Screening Process

Common Risks

↓ Expert Assessment

Long-list of Risks

- Asset Weight
- Risk Indicators
- Historical Data
- Authoritative Database
- Peer Observation
- ......

↓ Comprehensive Analysis

Risk Assessment Model

↓ Expert Assessment

Short-list of Risks

This assessment was conducted with 2024 as the baseline year. We map out the pathways through which various climate-related risks and opportunities impact our business operations and assets under different climate scenarios. Subsequently, we estimate the financial implications by calculating Physical Value-at-Risk (PVaR) for physical risks and Carbon Value-at-Risk (CVaR) for transition risks and opportunities. We then consolidate these outputs into an internal climate scenario analysis report to provide the foundation for future management and decision-making. Going forward, the Company will monitor changes in climate-related transition policies, paying particular attention to mechanisms that can generate economic benefits. The Company will also explore carbon asset management to capture additional value.

Assessment Indicators of Financial Impact Assessment on Climate-Related Risks

PVaR

To estimate the percentage of total present value of cumulative losses caused by climate-related physical risks during the assessment period (hereinafter referred to as "cumulative losses") in the Enterprise Value Including Cash (EVIC[1]).

PVaR = Cumulative losses caused by climate-related physical risks / EVIC.

CVaR

To estimate the percentage of total present value of cumulative losses and gains caused by climate-related transition risks and opportunities during the assessment period (hereinafter also referred to as "cumulative losses") in EVIC.

CVaR = Cumulative losses arising from transition risks and opportunities driven primarily by carbon pricing mechanisms / EVIC. A positive CVaR indicates exposure to climate-related transition risks; a negative CVaR indicates exposure to climate-related transition opportunities.

Time Scope of Financial Impact Assessment on Climate-Related Risks


Long term
Cumulative impact
through 2050
Medium term
Cumulative impact
through 2030
2024
2030
2050



[1] Enterprise value including cash, being the sum of market capitalization, minority interests, and interest-bearing liabilities, based on the market capitalization as of the close on December 31, 2024 and FY2024 annual report data.

Financial Impact of Physical Risks

Following the screening process, flooding and heavy rainfall, tropical cyclones, extreme heat, and water stress are identified as the Company's priority physical risks. To better assess their potential financial impacts, the PVaR methodology is used for climate scenario analysis for these four risk categories across all Li Auto operational and production asset locations.

Assessment Scope

Asset locations covered

The Company's operational and production asset locations in Chinese mainland include production facilities, office premises, retail centers, service centers, authorized body and paint centers, charging networks, and others, as of the end of 2024

Asset types covered

All asset types, including fixed assets, construction in progress, inventories, operating lease right-of-use assets.

Key Assumptions

Throughout the time horizon of this scenario analysis, the value and geographic distribution of assets are assumed to remain unchanged.
At this stage, insurance coverage and physical climate-risk mitigation measures are not considered.

Assessment Methodology

Inputs

Category 1: Exposure Factors

Information such as the Company's asset distribution, total asset value, and EVIC.

Category 2: Hazard Factors

Key physical risk indicators affecting asset locations under different climate scenarios, such as: Cooling Degree Days, flood inundation depth, and other relevant hazard metrics.

Category 3: Vulnerability Factors

Rational assumptions validated by relevant internal departments and based on historical company data, authoritative research reports, and industry-level insights.

Establishment of Financial Impact Assessment Model

Outputs

PVaR at asset location level

PVaR at city level

PVaR at company level

Key Model Factors, Impact Type, and Transmission Pathways

Risk Type	Description	Key Model Factors	Sources	Location Scope	Impact Type	Transmission Pathways	
Acute Risks: Flooding and Heavy Rainfall	This refers to short-term or prolonged inundation and overflow caused by extreme rainfall or rising water levels in urban areas and surrounding bodies of water.	Ten-year flood inundation depth (m); Hundred-year flood inundation depth (m)	IPCC Coupled Model Intercomparison Project Phase 6 (CMIP6); World Resources Institute (WRI)	Operational and production sites	Assets and costs	**Asset impairment** Flooding may directly damage buildings, production facilities, inventories, and other assets, resulting in asset impairment; Damage to lease right-of-use assets may lead to impairment or compensation liabilities.	**Disruption to production, operations and logistics** Production shutdowns and the additional costs required to resume operations; Supply chain and logistics interruptions, causing indirect production losses.
Acute Risks: Tropical Cyclones	This refers to large-scale convective storm systems triggered by high sea-surface temperatures. They are typically accompanied by strong winds and heavy rainfall, and are known as hurricanes or typhoons.	Maximum tropical cyclone wind speed (m/s)	Climada	Operational and production sites	Assets and costs	**Asset impairment** Tropical cyclones may directly damage buildings, production facilities, inventories and other assets, resulting in asset impairment; Damage to lease right-of-use assets may result in impairment or compensation liabilities.	**Disruption to production, operations and logistics** Production shutdowns and the additional costs required to resume operations; Supply chain and logistics interruptions, causing indirect production losses.
Chronic Risks: Extreme Heat	This refers to prolonged periods of abnormally high temperatures.	Cooling Degree Days (CDD); Changes in productivity due to high temperatures (%)	CMIP6; Climate Impact Explorer	Operational and production sites	Costs and revenue	**Changes in utility costs** Rising temperatures increase the demand for cooling in summer, leading to higher electricity costs for air conditioning.	**Changes in productivity** High temperatures may reduce worker productivity. Additional work hours, increased staffing needs, or more heat-related sick leave may thereby raise labor costs.
Chronic Risks: Water Stress	This refers to situations where a region's available water resources are insufficient to meet pressing demand.	Water Stress Index	World Resources Institute (WRI); World Wildlife Fund (WWF)	Production sites	Costs and revenue	**Changes in utility costs** Water scarcity may lead to higher regional water prices, which increases water-use costs.	**Disruption to production and operations** Water-use restrictions may reduce production capacity or cause temporary shutdowns.

Overall Financial Impact of Physical Risks

During the forecast period, the Company's exposure to physical climate-related risks is low and generally manageable. Under both the IPCC SSP5-RCP8.5 and IPCC SSP1-RCP2.6 scenarios, the total PVaR of physical risks by 2050 remains below 4%, indicating a limited financial impact on the Company. In the long term, physical risks under the IPCC SSP5-RCP8.5 scenario are expected to have a higher impact.

Overall Financial Impact of Physical Risks for Li Auto

By 2030

IPCC SSP1-RCP2.6 PVaR
0.96%
Cumulative Losses
RMB1,896 million

IPCC SSP5-RCP8.5 PVaR
1.00%
Cumulative Losses
RMB1,943 million

By 2050

IPCC SSP1-RCP2.6 PVaR
2.67%
Cumulative Losses
RMB5,229 million

IPCC SSP5-RCP8.5 PVaR
3.15%
Cumulative Losses
RMB6,180 million



Financial Impact Breakdown of Physical Risks by Climate-Related Risk Type

Under different scenarios, the PVaR of each physical risk for the Company by 2050 remains below 2%, indicating a limited financial impact overall. Acute physical risks, including flooding and heavy rainfall, and tropical cyclones, have a more pronounced financial impact, whereas chronic physical risks, such as extreme heat and water stress, have a smaller impact.

By 2030	IPCC SSP1-RCP2.6		IPCC SSP5-RCP8.5	
	PVaR	Cumulative Losses (RMB million)	PVaR	Cumulative Losses (RMB million)
Flooding and Heavy Rainfall	0.23%	451	0.18%	347
Tropical Cyclones	0.72%	1,419	0.73%	1,438
Extreme Heat	0.01%	26	0.03%	49
Water Stress	<0.01%	<0.1	0.06%	109

By 2050	IPCC SSP1-RCP2.6		IPCC SSP5-RCP8.5	
	PVaR	Cumulative Losses (RMB million)	PVaR	Cumulative Losses (RMB million)
Flooding and Heavy Rainfall	0.79%	1,544	0.68%	1,329
Tropical Cyclones	1.73%	3,380	1.81%	3,549
Extreme Heat	0.15%	302	0.33%	649
Water Stress	<0.01%	2	0.33%	653

Risk Level Classification

High	PVaR > 10%
Moderately High	5% < PVaR ⩽ 10%
Moderate	1% < PVaR ⩽ 5%
Low	0.01% < PVaR ⩽ 1%
Very Low	PVaR ⩽ 0.01%



Financial Impact Breakdown of Physical Risks by Geographic Location

From a geographic perspective, all provinces except Jiangsu Province, where a main manufacturing base is located, fall within the very low or low risk range. Additionally, due to the relatively concentrated distribution of assets in the southeastern coastal regions and their higher exposure to risks such as flooding, heavy rainfall, and tropical cyclones, this area has become the Company's operation region with relatively high climate-related risks.

Overall Financial Impact of Physical Risks for Li Auto (by Geographic Location)

2030
IPCC SSP1-RCP2.6

2030
IPCC SSP5-RCP8.5



2050
IPCC SSP1-RCP2.6



2050
IPCC SSP5-RCP8.5



Risk Level Classification

High	PVaR > 10%
Moderately High	5% < PVaR ≤ 10%
Moderate	1% < PVaR ≤ 5%
Low	0.01% < PVaR ≤ 1%
Very Low	PVaR ≤ 0.01%

Taking the IPCC SSP5-RCP8.5 scenario by 2050 as an example, all provinces where the Company operates are classified as low risk or below.

Financial Impact of Climate-Related Risks for Li Auto across Regions by 2050 under IPCC SSP5-RCP8.5 (by Climate-Related Risk Type)


Flooding and Heavy Rainfall
Tropical Cyclones
Extreme Heat
Water Stress
Beijing
Tianjin
Hebei
Shanxi
Inner Mongolia
Liaoning
Jilin
Heilongjiang
Shanghai
Jiangsu
Zhejiang
Anhui
Fujian
Jiangxi
Shandong
Henan
Hubei
Hunan
Guangdong
Guangxi
Hainan
Chongqing
Sichuan
Guizhou
Yunnan
Xizang
Shaanxi
Gansu
Qinghai
Ningxia
Xinjiang

Risk Level Classification

High	PVaR > 10%
Moderately High	5% < PVaR ⩽ 10%
Moderate	1% < PVaR ⩽ 5%
Low	0.01% < PVaR ⩽ 1%
Very Low	PVaR ⩽ 0.01%
	Not assessed

Financial Impact Breakdown of Physical Risks by Asset Type

Under the IPCC SSP5-RCP8.5 and IPCC SSP1-RCP2.6 scenarios, fixed assets are subject to a higher financial impact from physical risks, particularly concentrated in the Beijing and Changzhou regions. This is primarily because Beijing and Changzhou, where the Company's manufacturing bases are located, have a high concentration of assets vulnerable to climate-related physical risks, such as production machinery, facilities and equipment, and buildings.

Financial Impact of Acute Physical Risk under Different Scenarios for Li Auto[1] (by Asset Type)


3%
2%
1%
0%
0.88%
0.86%
2.18%
2.22%
2030 IPCC SSP1-RCP2.6
2030 IPCC SSP5-RCP8.5
2050 IPCC SSP1-RCP2.6
2050 IPCC SSP5-RCP8.5
Fixed assets
Construction in progress
Inventories
Operating lease right-of-use assets

[1]Only includes the assessment of the impact of acute physical risks on asset impairment.

Financial Impact of Transition Risks and Opportunities

This climate-scenario financial analysis covers transition risks and opportunities across three categories: policy risks, technology opportunities, and market opportunities. Having identified climate-related transition risks and opportunities, Li Auto applies the CVaR to evaluate their potential financial impact.

Assessment Scope

Li Auto and its major subsidiaries and consolidated affiliated entities listed in its Annual Report, as of the end of 2024.

Key Assumptions

The analysis of policy risks focuses on the domestic market and evaluates potential risks resulting from changes in carbon prices under the assumption of constant emissions. Newly added overseas markets and the Company's future decarbonization trajectory are not included. Annual greenhouse gas emissions from 2025 to 2050 are assumed to equal total emissions in 2024.

When assessing technology opportunities, it is assumed that Li Auto will implement its planned emission reduction actions, achieve its phased emission reduction targets, and reach net-zero emissions by 2050 (see Section 4.2: Climate Targets).

When assessing market opportunities, the investment growth rate for Li Auto aligns with the net zero transition investment growth rate in the transportation sector as projected by the IEA. This would allow Li Auto to achieve the expected long-term market share.

Assessment Methodology

Inputs

Category 1: Emission-Related Factors

The Company's historical greenhouse gas emissions.

Category 2: Policy-Related Factors

Drivers of China's energy transition pathway under different climate scenarios, such as renewable electricity share and policy intensity.

Category 3: Development-Related Factors

Rational assumptions validated by relevant internal departments and based on historical company data, future plans, and industry-level insights.

Establishment of Financial Impact Assessment Model

Outputs

CVaR at company level

Key Model Factors, Impact Type, and Transmission Pathways

Risk and Opportunity Type	Description	Key Model Factors	Impact Type	Transmission Pathways
Policy Risks	This refers to predicted changes in climate-related regulations, carbon pricing mechanisms and other external policies that may impose price controls on corporate greenhouse gas emissions. This increases operating and compliance costs, affecting investment decisions.	Carbon market prices	Operating costs	If Li Auto becomes subject to a carbon-trading system, it might need to purchase emission allowances for direct emissions (Scope 1). This would result in higher operating costs.
Technology Opportunities	This refers to a predicted reduction in application costs, driven by the development and wide application of low-carbon technologies. This may enable the Company to reduce its operating costs.	Impact of implementing key emission-reduction measures on total operating costs	Operating costs	Li Auto may benefit from rapidly declining costs associated with low-carbon technologies by adopting renewable electricity procurement, improving operational and energy efficiency, using alternative fuels, and expanding green procurement, to achieve meaningful reductions in operating costs.
Market Opportunities	As the world accelerates the transition to net zero, effective zero-carbon investments are expected to unlock above-market growth opportunities. By proactively deploying capital toward low-carbon technologies and products, and by increasing R&D and capital expenditure in these areas, companies might capture significant incremental value.	Market size for new-energy vehicles; Investment growth rate required for the transport sector to reach Net Zero	Revenue	Li Auto can capitalize on market growth opportunities fueled by the global commitment to net-zero emissions. Through continuous effort in R&D, capital expenditures, and strategic investments of low-carbon products and solutions, the Company strengthens its market competitiveness, ultimately increasing revenue by expanding its market share.



Financial Impact of Transition Risks and Opportunities

With regard to transition risks, using policy risk as an example, under the three IEA scenarios, STEPS, APS, and NZE, the direct impacts of policy changes remain manageable. Even under the IEA NZE scenario, which presents the strongest policy intensity, the CVaR through 2050 is only about 0.16%.Over the time horizon, policy risk steadily rises with tightening policy intensity. Risk levels by 2050 are significantly higher than by 2030, reflecting the cumulative nature of medium- to long-term policy exposure.

From the value chain perspective, the inclusion of upstream suppliers of electricity, heat, raw materials, and components in carbon-trading schemes may result in their carbon allowance costs being passed down through the supply chain, creating potential upward pressure on procurement expenses.

With regard to transition opportunities, given that new energy vehicles are the core of the Company's business, the CVaR under all three scenarios, by both 2030 and 2050, remain negative. This indicates that climate-related transition opportunities outweigh risks, and stronger policy ambition corresponds to greater potential upside for the Company.

From a low-carbon technological perspective, the "negative-cost decarbonization" enabled by technology opportunities yields a significant impact. The CVaR reaches approximately -4% under both the IEA APS and IEA NZE scenarios, demonstrating that active zero-carbon transition efforts and adoption of low-carbon technologies will enable the Company to effectively seize technological opportunities and generate positive financial impacts. As for market opportunity, under IEA NZE scenarios, if the Company increases forward-looking zero-carbon investments, such as R&D, capital expenditures, and strategic investments related to low-carbon products and technologies, and maintains investment growth consistent with the IEA forecast scenario, it is expected to gain stronger product competitiveness and greater market opportunities, thereby driving significant growth in sales revenue from new energy vehicles and related investment returns. CVaR is expected to reach -50% by 2050.

Risk/Opportunity Level Classification[1]

High	CVaR > 10%
Moderately High	5% < CVaR ⩽ 10%
Moderate	1% < CVaR ⩽ 5%
Low	0.01% < CVaR ⩽ 1%
Very Low	CVaR ⩽ 0.01%

[1] Opportunity levels classified by absolute value.

Financial Impact of Transition Risks and Opportunities for Li Auto

By 2030	IEA STEPS		IEA APS		IEA NZE	
	CVaR	Cumulative Losses (RMB million)	CVaR	Cumulative Losses (RMB million)	CVaR	Cumulative Losses (RMB million)
Policy Risks	0.01%	10	0.01%	11	0.01%	24
Technology Opportunities	-0.35%	-684	-0.49%	-961	-0.74%	-1,445

By 2050	IEA STEPS		IEA APS		IEA NZE	
	CVaR	Cumulative Losses (RMB million)	CVaR	Cumulative Losses (RMB million)	CVaR	Cumulative Losses (RMB million)
Policy Risks	0.06%	111	0.10%	204	0.16%	317
Technology Opportunities	-3.02%	-5,923	-4.04%	-7,920	-5.41%	-10,595
Market Opportunities	N/A[2]				approximately -50%	

[2] The market opportunity assessment is based on the key assumptions underlying the global achievement of the 2050 net-zero target, in line with the assumptions of the IEA NZE scenario; therefore, the CVaR quantitative assessment does not apply under this scenario.

2.3 Enhancing Climate Resilience

Li Auto implements low-carbon strategies across its entire value chain to enhance its climate resilience and adaptability. Based on climate scenario analysis and financial assessment, we systematically assess the current financial impacts related to climate change and identify response measures, evaluate potential risks and opportunities, and actively deploy internal funds to implement various mitigation initiatives. During the reporting period, we have been implementing these initiatives in an orderly manner and achieved notable results.

Current Financial Impact

Currently, the Company is primarily affected by typhoons, flooding, and other climate-related risks. In 2025, the premium paid by the Company for insurance covering losses from meteorological disasters was less than 0.01% of the EVIC. Property losses incurred in sales, services, logistics, and other operations due to climate-related risks amounted to less than 0.01% of the EVIC, about 90% of these claims have been settled by insurance.


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Response to Physical Risks

For both acute and chronic physical risks, Li Auto has developed targeted measures across the value chain, including product R&D and design, manufacturing, and product sales, forming a systematic strategy for addressing different types of physical risks.

Acute Risks

We establish an extreme weather response committee and emergency team, identify seasonal and regional extreme weather risks, and formulate corresponding contingency plans for each business module;

We implement emergency response plans across R&D, manufacturing, sales services, logistics transportation, office sites, and other scenarios, and conduct regular drills;

We provide and maintain emergency supplies, such as generators and submersible pumps, to ensure the continuity of critical operations during extreme weather events.

Chronic Risks

We develop contingency plans for extreme high and low temperatures at the manufacturing base, equip heat relief and cold protection facilities, monitor ambient temperature in real time, and dynamically adjust work schedules accordingly;

We enhance resource efficiency through ongoing technological innovation and apply Li Auto's in-house intelligent lightweighting system during product R&D and design to improve product performance and indirectly strengthen climate resilience.

Response to Transition Risks

Li Auto provides differentiated measures for four types of transition risks – policy, market, reputational, and technology – thereby establishing a comprehensive strategy to manage transition risks.

Policy Risks

We strengthen internal environmental management systems with 16 environmental management procedures updated and introduce the *Li Auto Inc. Environmental Protection Facility Operation and Management Specifications* to ensure compliance from a procedural standpoint;

We prioritize upstream suppliers and raw materials that meet environmental standards to ensure compliance from the source.

Market Risks

We adopt a user-centric approach in product R&D and design and product sales to build comprehensive low-carbon capabilities for automotive development. We adjust operations in a timely manner and actively expand into global markets;

We actively promote the increase in clean energy procurement ratios, integrate ESG factors into the supplier onboarding assessment system, and support suppliers in implementing sustainable development practices through empowerment and communication across the upstream supply chain.

Reputational Risks

We launch the "Green 'Li Chain' Action Plan (2025-2030)" to enhance full-lifecycle emission reduction performance and strengthen the brand's green, low-carbon image.

Technology Risks

We budget for low-carbon technologies and processes and use bio-based polycarbonate (PC) and other materials during product R&D and design;

For manufacturing, we build a "photovoltaics + intelligent scheduling" microgrid system for production to optimize the energy mix and increase the share of clean energy;

For product sales, we improve the delivery network, enhance users' green experience, increase direct-to-factory deliveries from suppliers, and establish new logistics parks to improve loading rates, optimize routes, and reduce emissions during delivery.



Response to Transition Opportunities

Through initiatives such as lightweight design, the use of circular materials, clean energy, and digital environmental management, Li Auto translates climate opportunities into tangible business value.

Technical Opportunities

We improve resource and energy utilization efficiency through lightweight design, circular materials application, and the development and application of recycled aluminum in electric-drive housings and other components during product R&D and design;

We place emphasis on expanding the use of renewable energy across operations, accelerate the deployment of photovoltaic installations and green electricity procurement, build a circular recycling system, and develop and apply recyclable circular materials throughout the upstream supply, manufacturing, recycling, and disposal processes.

Product and Service Opportunities

We advance the development and application of bio-based and recycled materials and continuously optimize lightweight and low-drag designs during product R&D and design to reduce lifecycle carbon footprint;

We build green factories that improve energy and resource efficiency while ensuring product quality during the production stage to reduce the environmental impact of manufacturing;

We provide users with convenient and comfortable low-carbon mobility solutions through high-quality green products and charging services.

Market Opportunities

We develop green competitiveness by adopting energy management technologies and renewable energy during product R&D and design and manufacturing;

For product sales, we emphasize environmental features, such as ultra-low-rolling-resistance tires and high-efficiency insulating glass, to meet the growing demand for green mobility.

Climate Resilience

We implement diversified climate transition measures and strengthen collaboration with value chain partners to develop green, low-carbon solutions across product R&D and design, upstream supply, manufacturing, and product sales;

We develop an Environmental Data Platform (EDP) to accurately track 13 environmental indicators, including carbon emissions.



Furthermore, Li Auto is taking active steps across its own operations and supply chain collaborations to formulate its low-carbon transition strategy and set climate targets (see Section 4: Metrics and Targets). The Company is also coordinating relevant internal departments to refine institutional processes, enhance competency and awareness, and promote company-wide participation in climate change mitigation and transition actions.

Institutional Enhancement

We continuously strengthen our climate-related policies and management procedures. This includes developing internal standards, such as the *Li Auto Inc. Extreme Weather Risk Response Guidelines*. We have also obtained ISO 50001 Energy Management System certification to ensure more structured, standardized, and comprehensive management of energy consumption and greenhouse gas emissions.

Capacity Improvement

We provide regular training on responding to climate change and sustainable development, covering topics such as energy management and carbon emissions reduction. These initiatives enhance our employees' capacity in environmental management and climate action. At the same time, we actively implement refined management of water and electricity usage in office sites, reducing energy waste through measures such as installing pressure-reducing valves and conducting thermal imaging surveys.

Carbon Pricing

Internal carbon pricing mechanism that references market green electricity prices and carbon-price trends helps internalize carbon emission costs. This motivates relevant departments to improve energy efficiency, take emission reduction measures, and stimulate investment and development in low-carbon areas. Currently, the Company has not yet implemented an internal carbon pricing mechanism and is actively exploring the feasibility assessment of an inter-departmental carbon pricing and trading mechanism.

Collaboration

We actively advance the establishment of industry carbon footprint standards. We have launched the Green Supply Chain Ecosystem initiative with ecosystem partners. This initiative sets out core objectives of product greening, clean production, resource efficiency, and low-carbon energy, promoting coordinated innovation across the value chain and accelerating low-carbon transformation.



03

Risk Management



Amid escalating global climate challenges, climate-related risks and opportunities have become critical to the long-term resilience and value creation of enterprises. Li Auto recognizes the strategic importance of climate issues and systematically integrates climate considerations into its overall risk management framework. With robust mechanisms for identifying, assessing, and monitoring risks, the Company continuously tracks the impact of climate-related risks, dynamically optimizes response strategies, and identifies and seizes potential climate opportunities. This approach lays a solid foundation for sustainable, high-quality development. Climate-related risks and opportunities are managed within a unified framework for dynamic evaluation and coordinated decision-making.

The Company has established a risk management organizational structure with clearly defined responsibilities (see Section 5.2: Risk Management of *Li Auto 2025 ESG Report*) and integrated climate-related risks into its existing risk management framework. The aim is to ensure that climate-related risks are effectively identified, scientifically managed, and independently monitored, thereby enhancing the Company's long-term climate resilience and contributing to its strategic objectives. In 2025, Li Auto continued to refine the "three lines of defense" risk control mechanism to effectively ensure the implementation of all risk management initiatives.

Li Auto Risk Response and Management Structure

Level	Responsible Departments	Key Responsibilities
First Line of Defense	Business departments ranging from R&D, supply chain, and manufacturing to sales	Integrates climate considerations into daily business decisions, assesses climate-related risks and opportunities that arise during operations, and ensures that business processes inherently mitigate climate-related risks.
Second Line of Defense	Legal Affairs and Risk Management Department (risk management, internal control, and legal compliance teams)	Incorporates climate-related risks into the Company's overall risk management processes, develops management strategies, promotes the use of assessment tools (e.g., climate scenario analysis), and monitors implementation across business units.
Third Line of Defense	Legal Affairs and Risk Management Department (internal audit and supervisory teams)	Supervises climate-related risk management across all departments and business areas of the Company.

Li Auto Climate-Related Risk Management Process

Risk Identification

Conduct regular climate-related risk identification and compile a list of risks and opportunities; incorporate climate factors into broader risk insight processes.

Risk Assessment

Prioritize risks and determine the list of the Company's material risks;

Use climate scenario analysis to quantify the financial impacts of climate-related risks and opportunities for the Company.

Risk Response

Develop response plans for climate-related risks and opportunities based on climate assessment results and management needs.

Risk Monitoring and Reporting

Regularly monitor risk management progress and summarize climate-related risk management efforts .

3.1 Risk Identification

In the risk identification stage, Li Auto uses both specialized and routine approaches. The former focuses on in-depth reviews of specific areas or time periods, while the latter is integrated into day-to-day departmental workflows.

Li Auto has established a mechanism for continuously collecting risk information, which is managed dynamically over time. Each business unit closely monitors risk events and cases among domestic and international peers, as well as uncertainties that could impact the Company's future goals. Based on extensive and ongoing information gathering, the Company carries out thorough risk analysis and assessment.

Li Auto's major risks include strategic risks, compliance risks, operational risks, financial risks, and corruption risks. During the reporting period, Li Auto incorporated climate-related factors into its assessment framework. Following a systematic analysis, the Company identified three categories of climate-related risks: climate policy risks, climate adaptation technology risks, and extreme weather risks. These risks are integrated into the Company's strategic risk framework, as illustrated in the figure on the right.

Climate-Related Risks Identification

Climate-Related Risks	Risk Transmission Mechanism
Climate Policy Risks (carbon tariffs, market entry restrictions, compliance and procurement costs)	If green and low-carbon policies (e.g., the European Union Carbon Border Adjustment Mechanism (CBAM) and China's National Carbon Market are further introduced or tightened in China and overseas, the Company and its supply chain partners will face higher requirements in areas including energy conservation, emissions control, and product carbon footprints. If Li Auto or its suppliers are included in carbon pricing systems: in China, the Company will incur additional compliance costs to fulfill allowance surrender obligations; overseas, market entry risks may arise in certain regions, hindering the Company's international expansion. In addition, any increase in costs incurred by supply chain partners may be passed through to the Company's procurement costs.
Climate Adaptation Technology Risks (upgraded technical requirements to adapt to climate change)	Extreme weather creates new challenges for vehicle performance technology (e.g., battery thermal management and vehicle cooling systems under extreme heat, battery activity under extreme cold, and waterproofing during floods). If technological upgrades lag, product reliability could be compromised, potentially damaging the Company's brand reputation. Additionally, driven by China's "dual-carbon" goals, battery electric technologies, hydrogen power, and other green, low-carbon technologies are advancing rapidly. If Li Auto is slow to scale up its electric vehicle platforms or green supply chain practices, its products may become less competitive.
Extreme Weather Risks (flood, extreme heat, tropical cyclones, etc.)	Frequent extreme weather events may disrupt Li Auto's R&D, production and supply chain, cause the temporary closure of retail stores and service centers, and lead to charging stall or supercharging station failures. Such disruptions can affect product delivery timelines and diminish user experience.

3.2 Risk Assessment

Li Auto evaluates the importance of the identified climate-related risks based on two dimensions: likelihood of occurrence and degree of impact, and then categorizes risks into high, medium, and low levels. The likelihood assessment considers historical frequency, controllability, existing risk mitigation measures, and industry experience. On the other hand, the evaluation of impact focuses on eight dimensions. Each dimension is evaluated individually, and the results are consolidated to determine the overall impact level.

Based on the assessment results and management needs, we have prioritized climate-related risks alongside the Company's other conventional risks and developed a list of material risks. Regarding climate-related risks, a climate scenario analysis model has been developed to evaluate the potential impact of climate-related risks on the Company's financial performance (see Section 2.2: Financial Impact of Climate-Related Risks and Opportunities), followed by proactive risk management.



Impact Assessment Dimensions

Assessment Dimension	Explanation
Competitive Landscape	The extent to which the market competition environment affects the Company, with particular focus on impacts on the competitive fairness related to products, pricing, and regional sales.
Legal and Regulatory Compliance	Potential compliance consequences arising from violations of applicable laws and regulations in the course of business operations.
User Satisfaction	The number of customer complaints or the decline in customer satisfaction related to product or service quality.
Brand Reputation	The transmission scope of negative news and the resulting damage to the Company's public image.
Business Continuity	The impact on normal operations caused by interruptions to critical supply chains, product supply, or IT services.
Financial Losses	The magnitude of the Company's direct economic losses.
Operational Efficiency	The degree to which daily operations and overall business efficiency are disrupted, including decreases in efficiency or resource wastage.
Accuracy of Financial Reporting	The potential impact on the truthfulness, completeness, and compliance of financial reports for listed companies.

3.3 Risk Response and Monitoring

Risk Response and Practices

For climate-related risks assessed as high-level, the Company assigns clear ownership of risks and establishes dedicated project teams to respond to these risks. These teams develop and implement technical response plans, including risk reduction, avoidance, sharing/transfer, and acceptance. Three months after a risk response plan is implemented, Li Auto will conduct an effectiveness review and evaluation. Recommendations for improvement are subsequently provided, and the responsible departments must complete the corrective actions within the specified timeframe.

Response to Climate Emergency

During the reporting period, Li Auto has established an extreme weather emergency response organization and developed comprehensive emergency plans for natural disasters, including the *Li Auto Emergency Incident Management Mechanism*, the *Li Auto Incident Management Plan for Snowstorm*, the *Li Auto Incident Management Plan for Hail*, the *Li Auto Incident Management Plan for Hurricane*, and the *Heavy Rain and Flooding*. The Company seeks to reduce financial losses during extreme weather events through emergency equipment and supplies deployment, real-time monitoring of environmental conditions, and adjustments to work schedules.

Risk Monitoring and Reporting

Li Auto has put in place a routine mechanism to monitor and report on climate-related risks. This ensures that progress in risk management is regularly tracked and evaluated. Our Risk Management Department is responsible for summarizing climate-related risk management activities and reporting to the Supervision and Management Working Group under the Audit Committee, detailing updates on the nature and magnitude of climate-related risks, and the Company's response capabilities.



04

Metrics and Targets



4.1 Greenhouse Gas Emissions

Li Auto actively organizes and advances its Greenhouse Gas (GHG) accounting and verification efforts. Since 2023, the Company has incorporated GHG management into its annual management cycle, and has conducted comprehensive, company-wide GHG inventories and third-party verifications. Currently, the Company conducts GHG accounting in accordance with international standards (ISO 14064-1:2018) and the Greenhouse Gas Protocol(GHG Protocol[1]). The Company has obtained third-party verification for its 2024 and 2025 GHG emissions data.

Greenhouse Gas Emissions Indicators

Metric	Unit	2025	2024
Scope 1: Direct GHG emissions	tCO_2e	58,381.79	53,078.66
Scope 2: Energy-related indirect GHG emissions	tCO_2e	144,587.66	158,770.36
Total operational GHG emissions (Scope 1 & 2)	tCO_2e	202,969.44	211,849.02
Operational GHG emissions intensity (Scope 1 & 2)	tCO_2e / million RMB revenue	1.81	1.47
Scope 3: Other indirect GHG emissions	tCO_2e	9,477,858.74	12,481,649.06
Category 1: Purchased goods and services	tCO_2e	8,844,784.86	11,971,258.36
Category 2: Capital goods	tCO_2e	N/A	N/A
Category 3: Fuel- and energy-related activities	tCO_2e	47,196.14	48,193.88
Category 4: Upstream transportation and distribution	tCO_2e	244,818.16	302,457.12
Category 5: Waste generated in operations	tCO_2e	N/A	N/A

Metric	Unit	2025	2024
Category 6: Business travel	tCO_2e	36,635.02	14,915.28
Category 7: Employee commuting	tCO_2e	14,526.87	17,475.57
Category 8: Upstream leased assets	tCO_2e	141,791.10	89,119.30
Category 9: Downstream transportation and distribution	tCO_2e	N/A	N/A
Category 10: Processing of sold products	tCO_2e	N/A	N/A
Category 11: Use of sold products	tCO_2e	123,214.65	23,087.08
Category 12: End-of-life treatment of sold products	tCO_2e	N/A	N/A
Category 13: Downstream leased assets	tCO_2e	N/A	N/A
Category 14: Franchises	tCO_2e	24,891.94	15,142.46
Category 15: Investments	tCO_2e	N/A	N/A

[1]The greenhouse gas accounting and reporting standard jointly published by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD). It is widely used worldwide.

Notes on Greenhouse Gas Emissions Information

1 Organizational Boundary: The organizational boundary is determined using the control approach. The organizational boundary for the reporting period remains consistent with the baseline year. It covers all entities under the operational control of Beijing Li Auto Co., Ltd. In 2024, the inventory and reporting covered emission sources and emissions within the organizational boundary, including: Beijing Li Auto Co., Ltd. Beijing Plant; Beijing Li Auto Co., Ltd. Changzhou Branch (Changzhou manufacturing base); Beijing R&D Headquarters Campus A and Campus C.

2 Reporting Boundary: In 2024, Li Auto carried out a company-wide inventory of Scope 1, Scope 2, and Scope 3 emissions for the first time. The Company hired an accredited external verification body to verify the inventory in accordance with the ISO 14064-1 standard. The Company revalidated the baseline year GHG accounting boundary in accordance with ISO and GHG Protocol standards, as well as optimizing its accounting methodologies. Therefore, the baseline-year and reporting-year emissions differ significantly from previously disclosed GHG data in statistical scope and are not comparable.

3 Greenhouse Gas Accounting Scope: The GHGs included in the Company's inventory are carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), sulfur hexafluoride (SF_6), and nitrogen trifluoride (NF_3).

4 Accounting Basis: Scope 1 emissions include emissions from the combustion of fossil fuels in stationary and mobile sources, as well as process emissions from chemical and physical reactions. Fugitive emissions, such as refrigerant leakage and methane (CH_4) from septic tanks, are also included. Scope 2 emissions arise from the consumption of purchased electricity. Scope 3 emissions are calculated using the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011), which covers eight major categories. Among these, Global Warming Potentials (GWPs) are sourced from the IPCC Sixth Assessment Report (2021). The primary greenhouse gas emission factors are referenced from authoritative domestic and international databases, including but not limited to: the IPCC 2006 Guidelines for National Greenhouse Gas Inventories, Guidelines for the Preparation of Provincial Greenhouse Gas Inventories (2025) , the Notice on the Release of 2023 Electricity CO_2 Emission Factors issued by the Ministry of Ecology and Environment of the People's Republic of China, and ZEROLab (2026), among others.

5 Description of Scope 3 Emissions Category Accounting Scope:

1) Category 1: Purchased Goods and Services. Greenhouse gas emissions from upstream processes related to the components purchased by the Company, including raw material extraction, transportation between suppliers, and component manufacturing (i.e., cradle-to-gate);

2) Category 3: Fuel- and Energy-Related Activities. Greenhouse gas emissions associated with the fuel and energy purchased by the Company that are not included in Scope 1 or Scope 2, including upstream emissions from natural gas, gasoline, diesel, electricity, and electricity transmission and distribution losses;

3) Category 4: Upstream Transportation and Distribution. Greenhouse gas emissions from transportation and warehousing of components and finished vehicles;

4) Category 6: Business Travel. Greenhouse gas emissions generated from employees' business travel, including transportation and accommodation;

5) Category 7: Employee Commuting. Greenhouse gas emissions from employees commuting between their residences and workplaces;

6) Category 8: Upstream Leased Assets. Greenhouse gas emissions from leased stores and office sites used by the Company;

7) Category 11: Use of Sold Products. Greenhouse gas emissions generated from electricity used by vehicles sold by the Company when charged at company-owned or franchise-operated super charging station;

8) Category 14: Franchises. Greenhouse gas emissions from franchise-operated body & paint centers.

6 Quantification and Calculation of Greenhouse Gas Emissions (Scope 3): Certain information that may generate greenhouse gas emissions is exempt from quantification if one of the following conditions is met:

1) operating activities are not involved (applicable to Category 9, Category 10, Category 13, and Category 15);

2) quantification is technically feasible, but not economically meaningful (applicable to Category 12);

3) the quantity of GHG emissions from these sources is insignificant, accounting for less than 0.5% of the Company's total GHG emissions (including direct and indirect energy emissions)(applicable to some emission sources in Category 1, Category 2, Category 5, some emission sources in Category 8, and some emission sources in Category 14);

4) the Company has limited ability to influence or reduce these emissions (applicable to some emission sources in Category 11).



In 2025, Li Auto's new energy vehicle delivery reached 406,343 units, with other climate-related industrial metrics as shown in the figure to the right.

Climate-Related Industrial Metrics

Metrics	Unit	2025
Battery Range (CLTC[1] combined cycle)		
Li MEGA	km	710
Li i8	km	720
Li i6	km	720(2WD) / 660(4WD)
Li L9	km	280
Li L8	km	280(Max&Ultra) / 225(Pro)
Li L7	km	286(Max&Ultra) / 225(Pro)
Li L6	km	212
Extended-Range Fuel Consumption (fuel consumption under charge-depleting state)		
Li L9	L/100km	7.6
Li L8	L/100km	7.5
Li L7	L/100km	7.4
Li L6	L/100km	6.9

Metrics	Unit	2025
Lifecycle Carbon Emissions of Products		
Li MEGA	$kgCO_2e$	40,391.67
Li i8	$kgCO_2e$	36,679.50
Li i6	$kgCO_2e$	32,136.00
Li L9	$kgCO_2e$	44,693.74
Li L8	$kgCO_2e$	44,032.73
Li L7	$kgCO_2e$	43,851.70
Li L6	$kgCO_2e$	39,479.96
Carbon Emissions per Kilometer of Products		
Li MEGA	gCO_2e/km	269.28
Li i8	gCO_2e/km	244.53
Li i6	gCO_2e/km	214.24
Li L9	gCO_2e/km	297.96
Li L8	gCO_2e/km	293.55
Li L7	gCO_2e/km	292.34
Li L6	gCO_2e/km	263.19

[1]China Light-duty Vehicle Test Cycle (CLTC) is a national standard in China used to test the energy consumption and driving range of electric and other vehicles.

4.2 Climate Targets

In response to the global shift toward green and low-carbon development, Li Auto has refined its climate targets and tracking mechanisms. These revisions take into account the Company's business profile, climate-related trends, industry developments, and technological progress. The Company has aligned its climate ambition with *the Paris Agreement* and China's "dual-carbon" goals.

During the reporting period, Li Auto set interim climate targets based on the well-established framework of the *ISO Net Zero Guidelines (IWA 42)*. Using 2024 as the baseline year, the Company aims to reduce absolute Scope 1 and 2 (within the operational boundary) GHG emissions by over 90% by 2050, reduce the intensity of GHG emissions per vehicle in Scope 3 by over 90%, and ultimately achieve net-zero emissions. Additionally, Li Auto has pledged to achieve net-zero-ready by 2040 or earlier across its vehicle production facilities, office sites, stores, product decarbonization technologies, and charging network.

In the future, Li Auto will use a market-based accounting approach to track and disclose progress toward its targets.

Climate Targets Baseline, Scope, and Key Assumptions

Baseline Year

2024

Business Scope Covered

Limited to existing operations and production capacity in 2024, including Scope 1 and Scope 2 emissions from fixed facilities, such as manufacturing base and office sites, corresponding to the production capacity within the scope of the 2024 Annual Report, as well as Scope 3 emissions associated with leased retail stores, authorized body & paint centers, and activities related to production capacity. For new production capacity (e.g., new manufacturing base) and new office sites or retail stores, the corresponding targets adhere to the principle that emissions must not exceed the carbon intensity level of comparable existing assets in the year they commence operation.

GHG Emission Scope Covered

All greenhouse gases under Scope 1, Scope 2, and major categories of Scope 3 (including CO_2, CH_4, N_2O, HFCs, PFCs, NF_3, and SF_6).

Key External Assumptions

Global decarbonization is tracking at least with the IEA APS and aiming for the IEA NZE scenario.



Li Auto Climate Targets

	By 2030	By 2040	By 2050
Scope 1 & 2	**Reduce absolute GHG emissions by over 40%** Improve the energy efficiency by no less than 3% annually on average at production bases and by no less than 1% at office sites; Achieve 100% renewable electricity use at manufacturing base and headquarters office; Replace more than 30% of traditional natural gas demand by utilizing green electricity (with heat pumps), green heat, or carbon-neutral fuels.	**Reduce absolute GHG emissions by over 65%** Maintain energy efficiency levels at manufacturing base and headquarters office at or above 2030 levels; Maintain 100% renewable electricity usage across manufacturing base and headquarters office; Replace more than 50% of traditional natural gas demand by utilizing green electricity (with heat pumps), green heat, or carbon-neutral fuels.	**Reduce absolute GHG emissions by over 90%** Maintain energy efficiency levels at manufacturing base and headquarters office at or above 2030 levels; Maintain 100% renewable electricity usage across manufacturing base and headquarters office; Replace 100% of traditional natural gas demand by utilizing green electricity (with heat pumps), green heat, or carbon-neutral fuels; Achieve 100% replacement of refrigerants, auxiliary production materials, etc., with environmentally friendly material.
Scope 3[1]	**Reduce the intensity of GHG emissions per vehicle by over 25%** Reduce the emission intensity of the upstream supply chain per vehicle by more than 25%; Achieve 100% renewable electricity use and long-term maintenance at leased workplaces, directly operated retail stores, and authorized body & paint centers.	**Reduce the intensity of GHG emissions per vehicle by over 65%** Reduce the emissions intensity of the upstream supply chain per vehicle by more than 65%; Reduce emissions intensity per tonne-kilometer of logistics activities by more than 35%.	**Reduce the intensity of GHG emissions per vehicle by over 90%** Reduce emissions intensity per tonne-kilometer of logistics activities by more than 90%.

[1] Scope 3 covered by the above climate targets includes Categories 1, 4, 8 and 14.

Li Auto Net-Zero Pathway


Estimated total GHG emissions
Net-Zero Emissions
2024
2030
2050
Baseline year GHG emissions
Projected future GHG emissions[1]
Carbon offsets[2]
GHG abatement pathway[3]

[1] Total greenhouse gas emissions considering projected business growth over the forecast period and the implementation of planned mitigation measures.

[2] Total expected emission reductions to be achieved through the purchase of carbon credits or the development of in-house carbon removal capacity.

[3] Net greenhouse gas emissions after accounting for both mitigation measures and the application of carbon offsets.

Net-Zero-Ready Commitment

Li Auto will make its vehicle production facilities, office sites, stores, product decarbonization technologies, and charging network net-zero-ready by 2040 or sooner. This commitment will be fulfilled through the following measures. Moving forward, Li Auto will track and review its progress against these targets, maintain transparent communication with stakeholders, and gradually introduce third-party assurance for its climate targets. The Company's net-zero roadmap includes carbon emissions reduction projects. After maximizing internal emissions reductions, the Company will rely on high-quality carbon-offset projects to achieve net-zero.



Manufacturing base

All production equipment will meet high energy efficiency standards;

Facilities will interact efficiently with the power grid, with an end-use energy electrification rate of over 80%; renewable electricity will account for 100% of electricity consumption;

Production processes will adopt highly efficient, energy-saving technologies that are technically feasible and considered advanced within the industry; energy consumption per unit of production will outperform the industry average.



Office sites and stores

The headquarters and all stores will operate using 100% renewable electricity;

Indoor lighting systems will be designed with tiered configurations according to functional needs; lighting in public areas will be operated through zoning, grouping, and automatic dimming; all lighting equipment will comply with the latest national standards for energy-efficient products;

HVAC systems will be selected according to the high energy efficiency or advanced performance levels required by the latest national standards.



Product decarbonization technologies

The Company will proactively deploy decarbonization technologies that are still in the early stages but will be essential for achieving net-zero targets in the future, for example through joint R&D initiatives or related projects.



Charging network

The Company will provide conditions for renewable energy replenishment for vehicles, achieving 50% share of renewable electricity in the charging network by 2040.

Climate Action Strategy

To meet its climate targets, Li Auto has developed a structured emissions reduction pathway that supports the low-carbon transformation of the entire value chain. This pathway encompasses the Company's operations and those of its upstream and downstream partners. It ensures goal achievement by improving resource efficiency, optimizing energy and material usage, and reducing emissions throughout the value chain.

Li Auto Climate Action Strategy


Improve Energy Efficiency
Optimize Energy and Material Usage
Reduce Upstream Emissions
Reduce Downstream Emissions
Carbon Offsets
Optimization of Management Methods
Energy-Saving Retrofits and Upgrades
Application of Intelligent Systems
Application of Electrified Equipment
Substitution with Clean Fuels
Substitution with Clean Electricity
Application of Environmentally Friendly Consumables
Lightweighting Technologies
Optimization of Materials Utilization
Application of Green Materials
Green Energy Use by Suppliers
Optimization of Aerodynamic and Rolling Resistance
Powertrain Efficiency Enhancement
Optimization of Other Energy Use
Carbon Reduction in Logistics
Carbon Offsets or Carbon Removal

Initiatives within operational boundaries

Initiatives across value chain

Key Emission Reduction Roadmap of Li Auto's Climate Targets

Li Auto's climate actions will progress in a phased manner along a clear, science-based pathway. The Company prioritizes solutions that are cost-effective and technologically mature, while also making forward-looking investments in key emerging technologies that require moderate capital. Through these coordinated and systematic efforts, Li Auto is positioned to advance its climate targets.

Key Emission Reduction Roadmap


2025
2030
2050
Scope 1
Optimization of management methods (natural gas)
Energy-saving retrofits and upgrades
Application of intelligent systems (natural gas)
Application of electrified equipment
Substitution with clean energy
Application of environmentally friendly consumables
Scope 2
Optimization of management methods (electricity)
Energy-saving retrofits and upgrades
Application of intelligent systems (electricity)
Substitution with clean electricity
Scope 3
Stores
Optimization of management methods (electricity)
Application of intelligent systems (electricity)
Substitution with clean electricity
Products and Supply Chain
Lightweighting technologies
Optimization of aerodynamic and rolling resistance
Powertrain efficiency enhancement
Optimization of other energy use (thermal management, low-voltage systems, etc.)
Carbon reduction in logistics
Optimization of materials utilization (steel, aluminum, plastics, etc.)
Procurement of low-carbon materials (low-carbon steel, aluminum, batteries, etc.)
Green energy use by suppliers (green electricity procurement, etc.)

Initiatives within operational boundaries

Initiatives across value chain

4.3 Climate Actions

Li Auto incorporates climate considerations into its operations and strategic planning. During the reporting period, Li Auto made progress on initiatives to transition to low-carbon operations across its value chain including developing low-carbon products and services throughout the full product lifecycle, as well as enhancing climate-related risk resilience.

Product R&D and Design

Vehicle lightweight design

Li Auto has established an in-house, intelligent lightweight development system. Through multidimensional innovations in integration, materials and processes, and structure, a reduction of over 100 kg in weight has been achieved for the new vehicle model, systematically lowering the full vehicle lifecycle carbon emissions.

In terms of integrated lightweighting, we utilize TXB integrated door rings, front-and-rear integrated die-cast aluminum bodies, and extensive aluminum alloy components in the chassis. Through laser tailored welding and integrated hot stamping, its application in door rings achieves a 13%–18% weight reduction compared to conventional structures.

Regarding material and process lightweighting, advanced high-strength steel, aluminum alloys, magnesium alloys, and composite materials have been implemented at scale. The Li L8 features a front-and-rear integrated die-cast aluminum body, reducing weight by more than 30 kg; the use of aluminum alloys in chassis structural parts further achieves a reduction of over 20 kg.

For structural lightweighting, the Company identifies critical load paths through topology optimization starting from the conceptual stage to build an ultimate lightweight architecture. During the design and development phase, multidisciplinary optimization (MDO) is leveraged to achieve the optimal synergy of material, thickness, and dimensions, thereby maximizing structural efficiency.



Development of low rolling resistance tires

In 2025, Li Auto worked with industry partners to develop low rolling resistance tires and achieved significant technological breakthroughs. Current-generation products have a rolling resistance coefficient of 5.6 per mille, which outperforms the industry average. These tires enhance vehicle range while maintaining strong grip and balancing driving stability with ride comfort. They are currently available on the Li L8, Li L7, Li i8, and Li i6.



Vehicle energy management technologies

Li Auto reduces vehicle energy consumption and carbon emissions by optimizing vehicle energy management strategies. For the range-extended system, the Company applies intelligent fuel-electric distribution, thermoelectric integration control, and smart load management technologies to support multiple vehicle models in improving all-electric driving range while further reducing fuel consumption and carbon emissions during range-extended operation.

Specifically, intelligent fuel-electric distribution technology reduces fuel consumption and emissions by lowering the proportion of low-efficiency operation of the range extender.

Thermoelectric integration control technology, based on the self-developed Nine-Source Heat Pump System, improves system heat utilization efficiency and reduces overall energy consumption by integrating waste heat sources and coordinating auxiliary heating methods.

Smart load management technology controls the start and stop of onboard loads according to usage scenarios, thereby reducing unnecessary energy consumption.



Self-developed electric drive system

Li Auto has successfully mass-produced a high-voltage electric drive platform based on third-generation silicon carbide (SiC) power semiconductors through proprietary technology. Compared to traditional electric drive technologies, this platform reduces vehicle drive energy consumption by approximately 6.8%, extending the driving range by about 30 kilometers on the same battery charge. The higher efficiency of this electric drive system directly reduces energy consumption while maintaining equivalent power output, providing the technological foundation for achieving lower carbon emissions during vehicle operation.



Solar-protective glazing coatings

Most Li Auto vehicles have front windshields made of silver-coated heat-insulation glass. The glass's superior thermal insulation performance reduces cabin temperature and lowers the release of harmful substances from interior materials after sun exposure, delivering a cleaner, healthier cabin environment for users. The enhanced heat insulation performance also reduces the air conditioning load in the summer and supports lower carbon emissions.



Upstream Supply

Li Auto is committed to a green supply chain. In 2025, the Company released the *"Green 'Li Chain' Action Plan (2025-2030),"* aiming to upgrade the supply chain from "scale leadership" to "green standard-setting." Based on its supply chain strategy, Li Auto will strengthen its capabilities, mechanisms, and evaluation systems relating to low-carbon supply chain management, as well as empower partners in their low-carbon transition. In the future, Li Auto will focus on increasing suppliers' use of green electricity, expanding the adoption of low-carbon and recycled materials, improving the coverage of energy-efficient processes, applying digital production lines, and enhancing low-carbon packaging. These efforts are anticipated to support the reduction of carbon emissions intensity in the value chain, the development of a circular economy, and the optimization of the energy structure.

Concurrently, Li Auto launched the Green Supply Chain Ecosystem initiative with five green-factory enterprises in Changzhou. This initiative, which identifies "product greening, clean production, resource efficiency, and low-carbon energy" as core goals, aims to foster coordinated innovation across the industry value chain and accelerate the transition to a low-carbon economy.

Manufacturing

Optimization of Green Operations

Li Auto operates two major intelligent manufacturing bases in Changzhou and Beijing. The Company's in-house operation system for intelligent manufacturing as well as full-process digital management have linked planning, logistics, stamping, welding, painting, final assembly, and quality inspection into an end-to-end data loop. This setup enables flexible, efficient, and automated production. At the green intelligent manufacturing base in Beijing, industrial internet technology, visual systems, and energy consumption monitoring are applied throughout the four major processes of stamping, welding, painting, and final assembly. These efforts allow for full visibility of production, smarter adjustments to processes and equipment, and more precise energy management. This improves production efficiency and consistency in product quality while lowering energy use and emissions per unit of output, positioning the base as a model for green intelligent manufacturing.

Water Resource Utilization

To enhance water resource efficiency, we have developed a water recycling plan for the water-crossing section of the test track. By installing new drainage channels and sedimentation tanks at the outlet, we have established a closed-loop circulation system. This solution is projected to recover 50% to 60% of water carried out by vehicles for reuse, systematically improving water recycling efficiency. It provides a practical approach to achieving sustainable operations and resource management.

Use of Renewable Electricity

Li Auto continues to expand its rooftop solar and energy storage systems and increase its procurement of green electricity. These ongoing efforts help the Company transition to a cleaner energy mix. In 2025, the Company updated its *Energy Management Policy* to include rules for coordinated natural gas and green electricity dispatch. With the integrated "photovoltaics + intelligent scheduling" microgrid system, the Company aims to prioritize clean energy use while ensuring a stable energy supply.

The photovoltaic power generation facilities at the Changzhou manufacturing base became fully operational in 2025. The manufacturing base has generated approximately 84,621 MWh of electricity, with about 72,274 MWh self-consumption electricity generation. The photovoltaic project at the Beijing manufacturing base is scheduled for commissioning in 2026, with an installed capacity of 6 MW and an estimated average annual power generation of approximately 6.6 GWh.



Product Sales

Li Auto reduces its carbon emissions from vehicle delivery logistics by using new energy transportation vehicles and optimizing delivery routes. In terms of packaging, the Company focuses on structural lightweighting and the use of circular materials. Through design optimization, Li Auto strives to increase the loading efficiency of each package and reduce the packaging volume per vehicle. In 2025, the average packaging volume per vehicle decreased by 0.754 cubic meters, effectively conserving packaging materials and transportation resources. Li Auto is also gradually replacing corrugated paper and other single-use packaging materials with reusable packaging to enable closed-loop use, reduce waste generation, and enhance resource efficiency.

Product Use

Li Auto promotes low-carbon mobility by improving infrastructure accessibility and seeks to increase the share of all-electric driving through an improved charging network. As of the end of 2025, the Company has deployed over 3,900 super charging stations nationwide and launched China's first drive-through super charging station. Through technical innovation, Li Auto has increased the efficiency and turnover rate of charging stations, saving users time and enabling a more convenient and efficient energy replenishment experience.

Furthermore, the Company is piloting the integrated application of charging and energy storage in partnership with other companies. This allows 100% on-site consumption of green electricity, increases the zero-carbon share of the charging network, mitigates the impact on the grid of high-power charging, and meets the ultra-fast charging needs of multiple users simultaneously.

Recycling and Disposal

With a focus on improving the recyclability of vehicle materials, Li Auto adheres to full-lifecycle product management and circular-economy principles. It is expanding its post-market capabilities by establishing a closed-loop resource recovery system and working closely with qualified recycling partners. Through refined disassembly processes, materials are scientifically sorted and efficiently recycled. Li Auto is also advancing the R&D and performance verification of recycled materials. This promotes the standardized reintegration of high-value recycled materials into the supply chain, enabling circular resource use.

Recycled Aluminum

Using advanced cleaning, sorting, crushing, and smelting technologies, Li Auto has developed a closed-loop aluminum recycling model that efficiently recycles waste aluminum alloys and converts them into high-quality production materials. Once being validated to meet product safety standards, the recycled aluminum is used in the mass production of key components, such as electric drive housings. This approach reduces dependence on primary aluminum mining and supports a green cycle "from scrap to component" .

Car-to-Car Recycled Polypropylene

Li Auto actively puts the circular economy philosophy into practice, and has explored a "car-to-car" closed-loop recycling model for polypropylene (PP). Using discarded bumpers as a source of recycled raw materials, the processes of high-temperature abrasive cleaning, drying, and deodorization are applied to ensure the stable performance of the material. New components incorporate 20% recycled PP derived from end-of-life bumpers, which can reduce emissions by 0.55 kgCO_2e per kilogram of PP material used.

Full Lifecycle Carbon Footprint Management

Product Carbon Footprint Assessment

Li Auto actively conducts product carbon footprint accounting and assessment. Aligned with the *Guidelines for the Implementation of Carbon Labels for Road Vehicle Products,* the Company carries out carbon footprint assessments for each vehicle model, covering all lifecycle stages, including raw material procurement, vehicle manufacturing, and the use phase. The Li i8 and Li i6 models, launched in 2025, received Grade-1 Low-Carbon Certification from the Energy-Saving and Green-Development Assessment Center for Automotive Industry.

Li Auto actively conducts product lifecycle assessments to examine product systems from an environmental impact perspective, understand the environmental indicators across the full product lifecycle and their distribution at each stage, and provide data support for optimizing low-carbon product design and improving decarbonization pathways. In 2025, the Company completed the Li L6 lifecycle assessment report that was certified by an independent third party.

Meanwhile, we continue to carry out research and development on green materials, developing bio-based materials to reduce the product carbon footprint.


道路车辆产品碳足迹等级标识证书
VEHICLE PRODUCT CARBON FOOTPRINT CLASS LABLE CERTIFICATE
北京理想汽车有限公司
理想i6
2025款 理想i6
1级
低碳+


道路车辆产品碳足迹等级标识证书
VEHICLE PRODUCT CARBON FOOTPRINT CLASS LABLE CERTIFICATE
北京理想汽车有限公司
理想i8
2025款 理想i8
1级
低碳+

Development of a Carbon Emissions Digital System

Li Auto has developed an Environmental Data Platform (EDP) that automates data collection, cleansing, calculation, visualization, comparison, management, and application. The system precisely manages 13 environmental indicators including carbon emissions. At the same time, it automatically identifies anomalous data and flags environmental risks, thereby significantly enhancing the Company's capabilities in managing the full lifecycle carbon footprint of its products.



Appendix

HKEX ESG Reporting Code Part D: Climate-Related Disclosures Index

Dimension		Disclosure Requirements	Page No.
Governance	19	**Skills and Competencies** (a)(i) How the body or individual determines whether appropriate skills and competencies are available or will be developed to oversee strategies designed to respond to climate-related risks and opportunities.	P7-8
		Manner and Frequency (a)(ii) The manner and frequency by which the body or individual is informed about climate-related risks and opportunities.	P7-8
		Role and Responsibilities of the Board (a)(iii) How the body or individual considers climate-related risks and opportunities when overseeing the issuer's strategy, decisions on major transactions, and risk management processes and related policies, including whether the body or individual has considered trade-offs assessments associated with those risks and opportunities.	P6-8
		Monitoring Progress (a)(iv) How the body or individual oversees the setting of targets related to climate-related risks and opportunities, and monitors progress towards them, including whether and how related performance metrics are included in remuneration policies.	P7-8
		Role of Management (b) Management's role in the governance processes, controls and procedures used to monitor, manage and oversee climate-related risks and opportunities, including: (I) whether the role is delegated to a specific management-level position or management committee and how oversight is exercised over that position or committee; and (II) whether management uses controls and procedures to support the oversight of climate-related risks and opportunities and, if so, how these controls and procedures are integrated with other internal functions.	P9
Strategy	20	**Climate-related Risks and Opportunities** (a) A description of climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, access to finance or cost of capital over the short, medium or long term; (b) For each climate-related risk identified, an explanation of whether the issuer considers the risk to be a climate-related physical risk or climate-related transition risk; (c) For each climate-related risk and opportunity identified, a description of the time horizons (short, medium or long term) over which the effects of each are reasonably expected to occur; and (d) An explanation of how the issuer defines "short, medium and long term" and how these definitions are linked to the planning horizons used by the issuer for strategic decision-making.	P11-14
Strategy	21	**Business Model and Value Chain** (a) A description of the current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain; and (b) A description of where in the issuer's business model and value chain climate-related risks and opportunities are concentrated (e.g., geographical areas, facilities and types of assets).	P12-27
	22	**Strategy and Decision-making** (a) Information about how the issuer has responded to, and plans to respond to, climate-related risks and opportunities in its strategy and decision-making, including how the issuer plans to achieve any climate-related targets it has set and any targets it is required to meet by law or regulation. (b) Information about how the issuer is resourcing, and plans to resource, the activities disclosed in paragraph 22(a).	P11-31
	23	**Financial Position, Financial Performance and Cash Flows** Climate-related risks and opportunities affect many aspects of an issuer's financial position. Examples include: • Effects on changes in financial position and their impact on cash flows; • Effects on changes in financial performance and their impact on cash flows.	P15-27
	24	**Current Financial Effects** (a) How climate-related risks and opportunities have affected the issuer's financial position, financial performance and cash flows for the reporting period; (b) Information about the climate-related risks and opportunities identified in paragraph 24(a) for which there is a significant risk that there will be a material adjustment to the carrying amounts of assets and liabilities within the next financial year.	P28
	25	**Anticipated Financial Effects** (a) How the issuer expects its financial position to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities, taking into consideration the following; (b) How the issuer expects its financial performance and cash flows to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities.	P15-27
	26	**Climate Resilience** (a) The issuer's assessment of its climate resilience as at the reporting date; (b) How and when the climate-related scenario analysis was carried out.	P15-31

Dimension		Disclosure Requirements	Page No.
Risk Management	27	**Risk Identification** The issuer should first identify climate-related risks relevant to its business.	P34
		Risk Assessment To facilitate effective allocation of resources to manage the most significant risks, the issuer should develop criteria for assessing climate-related risks, such as the likelihood of occurrence, the magnitude of the potential impact on the issuer, the issuer's resilience to such risks, and the resources and time required to recover from such risks.	P35
		Risk Prioritization After determining the risk assessment criteria, the issuer may conduct qualitative assessments or quantitative scoring to prioritize the most relevant and significant risks, before deciding how to monitor and manage these risks.	P35
		Risk Management After assessing and prioritizing climate-related risks, the issuer should consider how to monitor and manage such risks. The measures taken by the issuer for the same type of climate-related risk may vary, depending on the issuer's risk appetite and ESG management approach.	P36
		Risk Integration Disclosures on risk integration should provide an overview of the process by which the issuer assesses, manages, and prioritizes risks in a coordinated and comprehensive manner. Integrating climate-related risk management into the issuer's existing overall risk management process aims to ensure that the issuer can timely assess and prioritize climate-related risks, thereby monitoring and managing such risks. • Climate Governance • Risk Profile Adjustment • Risk Appetite • Tools and Reporting	P33
		Opportunity Identification, Assessment, Prioritization, and Management	P33-36

Dimension		Disclosure Requirements	Page No.
Metrics and Targets	28-29	**Greenhouse Gas (GHG) Emissions** The issuer shall disclose its absolute gross GHG emissions during the reporting period (expressed in tonnes of CO2 equivalent), classified as: (a) Scope 1 GHG emissions; (b) Scope 2 GHG emissions; and (c) Scope 3 GHG emissions.	P38-39, P54-55
	30-33	**Cross-industry Metrics** • Climate-related transition risks • Climate-related physical risks • Climate-related opportunities • Capital deployment	P15-27
	34	**Internal Carbon Pricing** The issuer shall disclose: (a) An explanation of whether and how the issuer applies carbon pricing in decision-making (e.g., investment decisions, transfer pricing, and scenario analysis); (b) The price per tonne of GHG emissions used by the issuer to assess the cost of its GHG emissions; or an appropriate negative statement confirming that the issuer does not apply carbon pricing in decision-making.	P31
	35	**Remuneration** The issuer shall disclose whether and how climate-related considerations are integrated into its remuneration policy, or provide an appropriate negative statement.	P7
	36	**Industry-based Metrics** The Exchange encourages issuers to disclose industry-based metrics associated with one or more specific business models and activities, or industry metrics related to common features of the participant's industry.	P40
	37	**Climate-related Targets** The issuer shall disclose: (a) Qualitative and quantitative climate-related targets it has set to monitor progress towards achieving its strategic goals; (b) Any targets it is required by law or regulation to meet, including any GHG emissions targets.	P41-46

Greenhouse Gas Emissions Verification Report

2025 Report

bsi.

Verification Opinion

By Royal Charter

Verified as Satisfactory	
Based on the process and procedures conducted, there is no evidence that the GHG statement contained in the GHG Report "Li Auto Inc. greenhouse gas emissions in 2025" produced by Li Auto Inc.	• is not materially correct and is not a fair representation of GHG data and information. • has not been prepared in accordance with ISO 14064-1:2018/The GHG Protocol Corporate Accounting and Reporting Standard and its principles.
With the following caveats	The GHG inventory is limited to direct emissions, indirect emissions from imported electricity, indirect GHG emissions from transportation (Upstream transportation, Downstream transportation, Employee commuting, Business Travel), indirect GHG emissions from products used (Purchased goods, Fuel and energy related activities, Upstream leased assets), indirect GHG Emissions associated with the use of products from the organization (Use of sold products) and indirect GHG Emissions from other sources (Franchises) by organization. The GHG accounting is done based on the customer defined template and emission factors. GHG reporting for Scope 2 is done applying location-based approach as per client (Li Auto Inc.) requirement.
Lead Verifier	Mr. Steven Jiang (Team Leader)
Independent Reviewer	Bell Deng
Signed on behalf of BSI	Matt Page, Senior Vice President, Assurance Services EMEA
Issue Date	Mar. 20 2026
BSI Assurance UK Ltd., Kitemark Court, Davy Avenue, Milton Keynes, MK5 8PP, UK	
NOTE: BSI Assurance UK Ltd. is independent to and has no financial interest in Li Auto Inc. This 3rd party Verification Opinion has been prepared for Li Auto Inc. only for the purposes of verifying its statement relating to its GHG emissions more particularly described in the scope above. It was not prepared for any other purpose. In making this Statement, BSI Assurance UK Ltd. has assumed that all information provided to it by Li Auto Inc. is true, accurate and complete. BSI Assurance UK Ltd. accepts no liability to any third party who places reliance on this statement.	

CFV 843364

UKAS VALIDATION & VERIFICATION 0003

...making excellence a habit.™

Information and Contact:
BSI Management Systems Certification (Beijing) Co., Ltd.
Rm. 2008, East Ocean Center, No. 24A, Jianguomenwai Street, Beijing, 100004, P.R. China Tel: +86 10 85073000
A Member of the BSI Group of Companies.

Page: 1 of 3

Verification Opinion

Verification Engagement

Organization	Li Auto Inc.
Responsible party	Li Auto Inc.
Verification Objectives	To express an opinion on whether the organizational GHG Statement which is historical in nature: • Is accurate, materially correct and is a fair representation of GHG data and information • Has been prepared in accordance with ISO 14064-1:2018, the criteria used by BSI to verify the GHG Organizational Statement
Materiality Level	5%
Level of Assurance	Limited
Verification evidence gathering procedures	• Evaluation of the monitoring and controls systems through interviewing employees, observation & inquiry • Verification of the data through sampling recalculation, retracing, cross checking and reconciliation
The verification activities applied in a limited level of assurance verification are less extensive in nature, timing and extent than in a reasonable level of assurance verification.	
Verification Standards	The verification was carried out in accordance with ISO 14064-3:2019, ISO 14065:2020 and ISO 17029:2019
Note: Li Auto Inc. is responsible for the preparation and fair presentation of the GHG statement and report in accordance with the agreed criteria. BSI is responsible for expressing an opinion on the GHG statement based on the verification.	

Information and Contact:
BSI Management Systems Certification (Beijing) Co., Ltd.
Rm. 2008, East Ocean Center, No. 24A, Jianguomenwai Street, Beijing, 100004, P.R. China Tel: +86 10 85073000
A Member of the BSI Group of Companies.

Page: 2 of 3

Verification Opinion

Organizational GHG Statement

Organization		Li Auto Inc.
Organizations GHG Report containing GHG Statement		"Li Auto Inc. greenhouse gas emissions in 2025"
Organizational Boundary		Operational Control
Locations included in the Organizational Boundary		1. No. 11, Wenliang Street, Gaoliying Town, Shunyi District, Beijing, China, 101300 (Headquarters A/C Area) 2. No. 108, Fenglin South Road, Wujin National Hi-Tech Industrial Zone, Changzhou City, Jiangsu Province, China, 213166 (Changzhou Production Base) 3. No. 18, Tongshun Road, Shunyi District, Beijing, China, 101300 (Beijing Production Base)
Scope of activities:		The design and manufacturing of the new energy intelligent vehicle.
Reporting Boundary:	Direct GHG Emissions (Scope 1)	Fuel combustion, fugitive emissions from fire extinguisher and refrigerant, process emissions, etc.
	Indirect GHG Emissions from imported energy (Scope 2)	Purchased electricity
	Indirect GHG emissions from transportation (Scope 3)	Upstream transportation, Downstream transportation, Employee commuting, Business Travel, etc.
	Indirect GHG emissions from products used by organization (Scope 3)	Purchased goods, Fuel and energy related activities, Upstream leased assets etc.
	Indirect GHG emissions associated with the use of products from the organization (Scope 3)	Use of sold products
	Indirect GHG emissions from other sources (Scope 3)	Franchises
Criteria for developing the organizational GHG Inventory:		ISO 14064-1:2018/ GHG Protocol
Reporting Period		Year 2025 (1-Jan-25 to 31-Dec-25)

2025	$tCO_2(e)$
Direct Emissions (Scope 1) non biomass	58,381.79
Direct Emissions (Scope 1) biomass	NA
Removals	NA
Indirect Emissions from Imported Energy (Scope 2) - Location Based	144,587.66
Indirect GHG Emissions from transportation (Scope 3)	295,980.04
Indirect GHG Emissions from products used by organization (Scope 3)	9,033,772.10
Indirect GHG Emissions associated with the use of products from the organization (Scope 3)	123,214.65
Indirect GHG Emissions from other sources (Scope 3)	24,891.94
Total	**9,680,828.18**

Information and Contact:
BSI Management Systems Certification (Beijing) Co., Ltd.
Rm. 2008, East Ocean Center, No. 24A, Jianguomenwai Street, Beijing, 100004, P.R. China Tel: +86 10 85073000
A Member of the BSI Group of Companies.

Page: 3 of 3

Greenhouse Gas Emissions Verification Report

2024 Report

bsi.

By Royal Charter

Verification Opinion

Verified as Satisfactory	
Based on the process and procedures conducted, there is no evidence that the GHG statement contained in the GHG Report "Li Auto Inc. greenhouse gas emissions in 2024" produced by Li Auto Inc.:	• is not materially correct and is not a fair representation of GHG data and information. • has not been prepared in accordance with ISO 14064-1:2018/The GHG Protocol Corporate Accounting and Reporting Standard and its principles.
With the following caveats	The GHG inventory is limited to direct emissions, indirect emissions from imported electricity, indirect GHG emissions from transportation (Upstream transportation, Downstream transportation, Employee commuting, Business Travel), indirect GHG emissions from products used (Purchased goods, Fuel and energy related activities, Upstream leased assets), indirect GHG Emissions associated with the use of products from the organization (Use of sold products) and indirect GHG Emissions from other sources (Franchises) by organization. The GHG accounting is done based on the customer defined template and emission factors. GHG reporting for Scope 2 is done applying location based approach as per client (Li Auto Inc.) requirement.
Lead Verifier	Kobe Xiao (LV)
Independent Reviewer	Aaron Wang
Signed on behalf of BSI	Matt Page, Senior Vice President, Assurance Services EMEA [signature]
Issue Date	17th Sep 2025
BSI Assurance UK Ltd., Kitemark Court, Davy Avenue, Milton Keynes, MK5 8PP, UK	
NOTE: BSI Assurance UK Ltd. is independent to and has no financial interest in Li Auto Inc. This 3rd party Verification Opinion has been prepared for Li Auto Inc. only for the purposes of verifying its statement relating to its GHG emissions more particularly described in the scope above. It was not prepared for any other purpose. In making this Statement, BSI Assurance UK Ltd. has assumed that all information provided to it by Li Auto Inc. is true, accurate and complete. BSI Assurance UK Ltd. accepts no liability to any third party who places reliance on this statement.	

CFV 833677

UKAS VALIDATION & VERIFICATION
0003

...making excellence a habit.™

Information and Contact:
BSI Management Systems Certification (Beijing) Co., Ltd.
Rm. 2008, East Ocean Center, No. 24A, Jianguomenwai Street, Beijing, 100004, P.R. China Tel: +86 10 85073000
A Member of the BSI Group of Companies.

Page: 1 of 3

Verification Opinion

Verification Engagement

Organization	Li Auto Inc.
Responsible party	Li Auto Inc.
Verification Objectives	To express an opinion on whether the organizational GHG Statement which is historical in nature: • Is accurate, materially correct and is a fair representation of GHG data and information • Has been prepared in accordance with ISO 14064-1:2018, the criteria used by BSI to verify the GHG Organizational Statement
Materiality Level	10%
Level of Assurance	Limited
Verification evidence gathering procedures	• Evaluation of the monitoring and controls systems through interviewing employees, observation & inquiry • Verification of the data through sampling recalculation, retracing, cross checking and reconciliation
The verification activities applied in a limited level of assurance verification are less extensive in nature, timing and extent than in a reasonable level of assurance verification.	
Verification Standards	The verification was carried out in accordance with ISO 14064-3:2019, ISO 14065:2020 and ISO 17029:2019
Note: Li Auto Inc. is responsible for the preparation and fair presentation of the GHG statement and report in accordance with the agreed criteria. BSI is responsible for expressing an opinion on the GHG statement based on the verification.	

Information and Contact:
BSI Management Systems Certification (Beijing) Co., Ltd.
Rm. 2008, East Ocean Center, No. 24A, Jianguomenwai Street, Beijing, 100004, P.R. China Tel: +86 10 85073000
A Member of the BSI Group of Companies.

Page: 2 of 3

Verification Opinion

Organizational GHG Statement

Organization		Li Auto Inc.
Organizations GHG Report containing GHG Statement		"Li Auto Inc. greenhouse gas emissions in 2024"
Organizational Boundary		Operational Control
Locations included in the Organizational Boundary		1. No. 11, Wenliang Street, Gaoliying Town, Shunyi District, Beijing, China, 101399 (Headquarters A/C Area) 2. No. 108, Fenglin South Road, Wujin District, Changzhou, Jiangsu Province, China, 213166 (Changzhou Production Base) 3. No. 18, Tongshun Road, Linhe Industrial Development Zone, Shunyi District, Beijing, China, 101399 (Beijing Production Base)
Scope of activities:		The design and manufacturing of the new energy intelligent vehicle.
Reporting Boundary:	Direct GHG Emissions (Scope 1)	Fuel combustion, fugitive emissions from fire extinguisher and refrigerant, process emissions, etc.
	Indirect GHG Emissions from imported energy (Scope 2)	Purchased electricity
	Indirect GHG emissions from transportation (Scope 3)	Upstream transportation, Downstream transportation, Employee commuting, Business Travel, etc.
	Indirect GHG emissions from products used by organization (Scope 3)	Purchased goods, Fuel and energy related activities, Upstream leased assets etc.
	Indirect GHG emissions associated with the use of products from the organization (Scope 3)	Use of sold products
	Indirect GHG emissions from other sources (Scope 3)	Franchises
Criteria for developing the organizational GHG Inventory:		ISO 14064-1:2018
Reporting Period		Year 2024 (1-Jan-24 to 31-Dec-24)

$tCO_2(e)$	2024
Direct Emissions (Scope 1) non biomass	5,3078.66
Direct Emissions (Scope 1) biomass	0
Removals	0
Indirect Emissions from Imported Energy (Scope 2) - Location Based	158,770.36
Indirect GHG Emissions from transportation (Scope 3)	334,847.97
Indirect GHG Emissions from products used by organization (Scope 3)	12,108,571.55
Indirect GHG Emissions associated with the use of products from the organization (Scope 3)	23,087.08
Indirect GHG Emissions from other sources (Scope 3)	15,142.46
Total	**12,693,498.09**

Information and Contact:
BSI Management Systems Certification (Beijing) Co., Ltd.
Rm. 2008, East Ocean Center, No. 24A, Jianguomenwai Street, Beijing, 100004, P.R. China Tel: +86 10 85073000
A Member of the BSI Group of Companies.

Page: 3 of 3

Net Zero Pathway Certification

bsi.

Certificate of Registration

BSI Net Zero Pathway

This is to certify that: Li Auto Inc.
No. 11, Wenliang Street
Gaoliying Town
Shunyi District
Beijing
101399
China

北京理想汽车有限公司
中国
北京
顺义区
高丽营镇
文良街11号
邮编：101399

Holds Certificate No: **NZP 843366**

Has prepared an Organisational Carbon Footprint which has been verified against the requirements of ISO 14064-1, by a verification body holding accreditation for the Organisation's scope of activities, and has implemented a carbon reduction plan based on the ISO Net Zero Guidelines IWA42:2022

Please see scope page.

For and on behalf of BSI:

Dr. Tatiana Schmollack-Tarasova, Managing Director Greater China, APAC Assurance

Original Registration Date: 2026-03-23
Latest Revision Date: 2026-03-23
Effective Date: 2026-03-23
Expiry Date: 2029-03-22

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...making excellence a habit.™

Certificate No: **NZP 843366**

Registered Scope:

Baseline period:	January 1, 2024-December 31, 2024
Baseline emissions (Location Based):	12,693,498.09 tCO2e
Most recently verified period:	January 1, 2025-December 31, 2025
Most recently verified emissions (Location Based):	9,680,828.18 tCO2e
Net Zero Target Dates:	2050
Scope 1:	2050
Scope 2:	2050
Scope 3:	
基准期：	2024年1月1日-2024年12月31日
基准期排放（基于位置）：	12, 693, 498. 09 tCO2e
最新核查期：	2025年1月1日-2025年12月31日
最新核查排放量（基于位置）：	9, 680, 828. 18 tCO2e
净零目标日期：	2050
范围1：	2050
范围2：	2050
范围3：	

Original Registration Date: 2026-03-23
Latest Revision Date: 2026-03-23
Effective Date: 2026-03-23
Expiry Date: 2029-03-22

Page: 2 of 2

This certificate was issued electronically and remains the property of BSI and is bound by the conditions of contract.
An electronic certificate can be authenticated online.
Printed copies can be validated at www.bsi-global.com/ClientDirectory or telephone +86 10 8507 3000.
Further clarifications regarding the scope of this certificate and the applicability of BSI Net Zero Pathway requirements may be obtained by consulting the organization.
This certificate is valid only if provided original copies are in complete set.

Information and Contact: BSI Management Systems Certificates (Beijing) Co., Ltd.
Rm. 2008 East Ocean Center, No. 24A Jianguomenwai Street, Beijing 100004, P. R. China Tel: +86 10 8507 3000
A Member of the BSI Group of Companies.



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